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                                                               December 18, 2007


Via Edgar and Overnight Delivery

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
Washington, D.C. 20549
Attention:  Larry Spirgel
            Assistant Director


            Re:  Satelites Mexicanos, S.A. de C.V.
                 Form 20-F for the Year Ended December 31, 2006
                 File No.333-08880

Dear Mr. Spirgel:

     On behalf of Satelites Mexicanos, S.A. de C.V. (the "Company"), we respectfully inform you that the Company will not be able to respond to the comment letter dated December 6, 2007 (the "Comment Letter")from the staff of the Securities and Exchange Commission related to the Company's Form 20-F for the year ended December 31, 2006 (the "Form 20-F") within the 10 business day period mentioned in the Comment Letter. As discussed with Inessa Kessman of your staff by telephone today, the Company intends to provide a response letter no later than the week of January 14, 2008. Please confirm that the Company's proposal is acceptable to the Commission. Thank you.

     Should you have any questions about this letter, please feel free to contact the undersigned at (212) 530-5431.

                                                Sincerely yours,


                                                /s/ Paul E. Denaro
                                                ------------------------------
                                                Paul E. Denaro



cc:     Inessa Kessman, SEC Senior Staff Accountant
        Dean Suehiro, SEC Senior Staff Accountant
        Alfonso Maza., Satelites Mexicanos, S.A. de C.V.
        Alejandra Aguilera, Satelites Mexicanos, S.A. de C.V.
        Bill Biese, Deloitte, Touche & Tohmatsu
        Marcelo Mottesi, Milbank, Tweed, Hadley & McCloy LLP